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                           EXHIBIT 11

        STATEMENT RE:  COMPUTATION OF EARNINGS PER SHARE

Net loss per common share was computed by dividing the net loss of $6,778 by the weighted average number of shares outstanding during the period (5,980,703) for a net loss per common share of $.001.